

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2013

<u>Via E-mail</u>
Mr. Christopher Vohs
Chief Accounting Officer
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue, 9th Floor
New York, NY 10019

   Re: Bluerock Multifamily Growth REIT, Inc.
     Form 10-K
     Filed March 13, 2013
     File No. 333-153135

Dear Mr. Vohs:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Daniel L. Gordon

       Daniel L. Gordon
       Branch Chief